English Translation

This document is executed in Indonesian Language

No. 027/AE0-AEC/FIN/13

March 14, 2013

To:

Head of the Capital Market Supervisory

Indonesian Financial Services Authority (Otoritas Jasa Keuangan or OJK)

Gedung Sumitro Djojohadikusumo Lt. 3

Kompleks Perkantoran Kemkeu RI

Jl. Lapangan Banteng Timur No. 2-4

Jakarta 10710

Re : Annual Rating

Dear Sir/Madam,

Please kindly be informed of the annual ratings of “idAA+” from Pefindo, for PT Indosat Tbk (“Indosat”), Bonds V/2007 Indosat, Bonds VI/2008 Indosat, Bonds VII/2009 Indosat, and Bonds VIII/2012 Indosat, and “idAA+(sy)” for Sukuk Ijarah II/2007 Indosat, Sukuk Ijarah III/2008 Indosat, Sukuk Ijarah IV/2009 Indosat, and Sukuk Ijarah V/2012 Indosat. The outlook of the rating is “Stable”. The rating period is for March 13, 2013 –  Maret 1, 2014. This annual rating is similar with that of issued by Pefindo last year.

Thank you for your kind attention.

Sincerely,

Group Head

Corporate Secretary

S. Auliana

Cc :

1.

Indonesian Capital Market Electronic Library (CaMEL)

2.

Board of Directors of Indonesia Stock Exchange